July 28, 2020


Michael A. DeNiro, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
 New York, NY 10019-6099

         Re: BlackRock Private Investments Fund, File Nos. 333-239575;
811-23584

Dear Mr. DeNiro:

        We have reviewed the registration statement for BlackRock Private Investments Fund (the
   Fund   ), filed on Form N-2 with the Securities and Exchange Commission on
June 30, 2020, and
have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

    1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

    2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See,
       Rule 163B under the Securities Act of 1933 (   Securities Act   )).

    3. We note the disclosure on page 1 of the prospectus states, "The Fund has received
       exemptive relief from the Securities and Exchange Commission (   SEC   )
to, among other
       things, issue multiple classes of Shares and to impose asset-based distribution fees and
       early-withdrawal fees as applicable (the    Multi-Class Exemptive Relief
  ).    Please advise
       us if you have submitted or expect to submit any additional exemptive applications or no-
       action request in connection with this registration statement.

Michael A. DeNiro, Esq.

       July 28, 2020

COVER PAGE

    4. In the Investment Strategy section the disclosure states,    The Fund
will also invest a portion
       of its Managed Assets in a portfolio of cash and cash equivalents (emphasis added), liquid fixed-income securities and other credit instruments, publicly-traded equity securities,
       exchange-traded funds (   ETFs   ) and exchange-traded and
over-the-counter derivative
       instruments (emphasis added) (the    Fixed-Income Sleeve   ).    The
Fund has    private
       investments    in its name; therefore, please state a policy of
investing at least 80% of the
       Fund's assets in    private investments.    See, Rule 35d-1(a)(2)(i)
under the Investment
       Company Act of 1940 (the    Investment Company Act   ). Also, consider a
different defined
       term than    Fixed-Income Sleeve    because the sleeve includes equity
securities.

    5. Please disclose the credit quality standard and maturity strategy of the
Fund   s investments
       in the Fixed-Income Sleeve of its portfolio. Also, disclose the range of
the Fund   s assets
       that may be invested in this manner.

    6. The second sentence of the first bulleted item states,    The Shares
will not be listed for
       trading on any securities exchange.    Supplementally, explain to the
staff the Fund   s
       rationale for registering its shares under the Securities Act.

    7. We note that the disclosure states,    Because of the nature of the
private markets for these
       types of securities, the Sub-Advisor expects that it may take up to three years (emphasis added) for the Fund to be primarily invested in private equity
investments.    Item 7.2 of
       Form N-2 requires that the Fund "[d]isclose how long it is expected to take to fully invest
       net proceeds in accordance with the Registrant   s investment objectives
and policies, the
       reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay." Please bolster the disclosure as required by this item.
       Additionally, is the    up to three years    period the same time period
that is contemplated by
       the Fund   s description of the    initial ramp-up period?

PROSPECTUS SUMMARY

Investment Strategy

    8. On page 5, following the words    rated below investment grade,
please insert the phrase
          which are commonly referred to as    high yield    or    junk
bonds.    We note that the
       registration statement includes the requested disclosure on page 25 in the Principal Risk
       Considerations section.

    9. The penultimate paragraph on page 5 states that    The Fund may purchase
and sell futures
       contracts, enter into various interest rate transactions such as swaps, caps, floors or collars, currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures and swap contracts
       (including, but not limited to, credit default swaps). . . .    Please
disclose, where

Michael A. DeNiro, Esq.

       July 28, 2020
       appropriate, that if the Fund sells or writes credit default swaps, then it will segregate the full notional amount of the credit default swap to cover such obligation. See generally
       Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at
https://www.sec.gov/divisions/investment/seniorsecurities-
       bibliography.htm.

    10. We note that    the Fund may hold equity interests in an operating
Portfolio Company
        conducted in    pass-through    form . . . in commodities through a
non-U.S. Blocker
        Subsidiary. . . .

          a. Disclose that the Fund complies with the provisions of the Investment Company
             Act governing investment policies (Section 8) and leverage (Section 18) on an aggregate basis with the non-U.S. Blocker Subsidiary.

          b. Disclose that the investment adviser to the non-U.S. Blocker Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under
Section 2(a)(20)
             of the Investment Company Act. The investment advisory agreement between the
             non-U.S. Blocker Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. We note that the non-
             U.S. Blocker Subsidiary will be managed by the Fund   s Advisor or
Sub-Advisor;
             therefore, for purposes of complying with Section 15(c), the
reviews of the Fund   s
             and the non-U.S. Blocker Subsidiary   s investment advisory
agreements may be
             combined.

          c. Disclose any of the non-U.S. Blocker Subsidiary   s principal
investment strategies
             or principal risks that constitute principal investment strategies or risks of the Fund.
             The principal investment strategies and principal risk disclosures of a fund that invests in a non-U.S. Blocker Subsidiary should reflect aggregate operations of the fund and the non-U.S. Blocker Subsidiary.

          d. Confirm in correspondence that the financial statements of the non-U.S. Blocker
             Subsidiary will be consolidated with those of the Fund.

          e. Confirm in correspondence that:

                   i. The non-U.S. Blocker Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

                  ii. The non-U.S. Blocker Subsidiary and its board of directors will agree to inspection by the staff of the non-U.S. Blocker
Subsidiary   s books and
                      records, which will be maintained in accordance with
Section 31 of the
                      Investment Company Act and the rules thereunder.

Michael A. DeNiro, Esq.

        July 28, 2020

Principal Risk Considerations

    11. Consider moving the sub-section entitled    Closed-End Fund;
Illiquidity of Shares,    which
        appears on page 15, closer to the beginning of the section describing
the Fund   s principal
        investment risks.

Share Classes; Purchase of Common Shares

    12. The disclosure on page 38 states,    Generally, the stated minimum
initial investment by an
        investor in the Fund is $[   ] for Institutional Shares and $[   ] for
Class A Shares.    Please
        note that registered closed-end funds that invest more than 15% of their net assets in hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000.

Summary of Fund Fees and Expenses

    13. Please note that acquired fund fees and expenses greater than 1 basis point must be shown as a separate line item.

    14. In regard to footnote number 10, confirm to the staff that the Fee
Waiver Agreement   s term
        will be at least one year from the effectiveness date of the registration statement. Also, the
        Fee Waiver Agreement is considered a material agreement that should be filed as an exhibit that accompanies the Fund's pre-effective amendment.

The Fund   s Investments

    15. On page 55, the last sentence of the subsection entitled    Unfunded
Commitment
        Agreements    states,    In the event that the Fund were to fail to
timely satisfy a capital call
        by a Portfolio Fund, the Fund could be declared in default and suffer adverse consequences, including the forfeiture of all or a portion of its interest in the relevant Portfolio Fund.
        Please confirm to the staff that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Include in your response a general explanation as to why the Fund believes it can cover its commitments.

Management of the Fund

    16. The disclosure on page 106 states,    A discussion regarding the basis
for the approval of
        the Investment Management Agreement and the Investment Sub-Advisory Agreement by
        the Board will be available in the Fund   s first report to
shareholders.    Per Item 9.1.b of
        Form N-2, provide the period covered by the report.

Repurchase of Fund Shares; Transfer Restrictions

    17. On page 121, the registration statement describes the payment terms for shareholders who
        tender their shares in connection with the Fund   s repurchase offer.
Specifically, the

Michael A. DeNiro, Esq.

        July 28, 2020
       disclosure states,    An initial payment equal to at least [   ]% of the
amount required to be
       paid under such Repurchase Instrument will be made as of any Business Day that is within
       [45] days after the Valuation Date for the repurchase. The balance due under the
       Repurchase Instrument is generally expected to be paid within [90] days after the Valuation
       Date for the repurchase and will be subject to adjustment as a result of any corrections to
       the Fund   s NAV as of the Valuation Date for the repurchase.    Explain
to the staff how
       these terms comply with the    prompt payment    provisions of Rules
13e-4(f)(5) and 14e-
       1C of the Securities Exchange Act of 1934. See, SEC Release No. 34-43069, in which the
       Commission stated that, in most cases, payment would be prompt if made no later than three business days after expiration. Additionally, please note that the Fund should disclose
       prominently in any offer to repurchase the Fund   s securities that
shareholders who are not
       paid within 40 business days after commencement of the tender offer may withdraw the securities tendered (See, Rule 13e-4(f)(2)(ii)).

    18. Please insert the words    subject to applicable laws    at the
beginning of the sentence on
        page 122, which states,    The Fund may repurchase the Shares, or any
portion of them, held
        by a shareholder or any person acquiring Shares from or through a shareholder
        compulsorily (a    Compulsory Repurchase   ).

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

    19. In regard to the Fund   s investment policies on concentration, the
disclosure states,    This
        investment restriction does not apply to investments by the Fund in Portfolio Funds.
        Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance. Please add disclosure to clarify that the Fund will consider the investments in
        Portfolio Funds when determining the Fund   s compliance with its
concentration policies.

GENERAL COMMENTS

    20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
        effective amendments.

    21. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

    22. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the

Michael A. DeNiro, Esq.

      July 28, 2020

         Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

      23. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

                                                                     Sincerely,

                                                                     /s/
Deborah L. O   Neal

                                                                     Deborah L.
O   Neal
                                                                     Senior
Counsel

cc:      Keith A. OConnell, Branch Chief
         Michael J. Spratt, Assistant Director